Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. Accordingly, the following amounts have been reclassified for August 31, 2008. Net assets of the Fund were unaffected by the reclassifications.


                                                                   Reduction to
                                        Reduction to            Accumulated Net
                    Increase to      Accumulated Net              Realized Gain
                Paid-in Capital      Investment Loss            on Investments3
                ---------------------------------------------------------------
                       $131,319           $1,266,384                 $1,397,703

3. $131,319, all of which was long-term capital gains,was distributed in connection with Fund share redemptions.